UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

________________________________________

StepStone Private Credit Fund LLC
(Name of Subject Company (Issuer))

StepStone Private Credit Fund LLC
(Names of Filing Person (Offeror and Issuer))

Limited Liability Company Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of securities)
________________________________________

Darren Friedman
Chief Executive Officer
StepStone Private Credit Fund LLC
277 Park Avenue, 44th Floor
New York, New York 10172
(212) 351-6100
(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

________________________________________

Copies to:
Richard Horowitz, Esq.
Clay Douglas, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by StepStone Private Credit Fund LLC (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 1,079,243 shares of its outstanding limited liability company interests (the “Shares”), at a purchase price equal to the net asset value per Share as of September 30, 2024, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

–       The Company has received the results of the tender offer, which expired at 11:59 p.m., Eastern Time, on August 30, 2024;

–       84,437.885 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, at a purchase price per Share equal to the net asset value per Share as of September 30, 2024;

–       The number of Shares that the Company has accepted for purchase in the Offer represents less than 1.0% of the total number of Shares outstanding as of June 30, 2024.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the below paragraph as the last paragraph in Section 3 on page 3 of the Offer to Purchase:

“On September 25, 2024, the Company issued a letter to stockholders announcing the results of the Offer, which expired at 11:59 p.m., Eastern Time, on August 30, 2024. A copy of this letter is filed as Exhibit (a)(vi) and is incorporated by reference herein.”

Item 12.     Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
	(ii)	Offer to Purchase.*
	(iii)	Form of Letter of Transmittal.*
	(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.*
	(v)	Form of Notice of Withdrawal of Tender.*
	(vi)	Form of Letter, dated September 25, 2024, from the Company to Shareholders Announcing the Results of the Tender.
(a)(2)-(4)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Calculation of Filing Fees Table.*

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*        Previously filed on August 1, 2024 as an exhibit to the Schedule TO.

Item 13.     Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

StepStone Private Credit Fund LLC
Date: September 25, 2024	By:	/s/ Joseph Cambareri
Joseph Cambareri
Chief Financial Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
(a)(1)(ii)	Offer to Purchase.*
(a)(1)(iii)	Form of Letter of Transmittal.*
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.*
(a)(1)(v)	Form of Notice of Withdrawal of Tender.*
(a)(1)(vi)	Form of Letter, dated September 25, 2024, from the Company to Shareholders Announcing the Results of the Tender.
107	Calculation of Filing Fees Table.*

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*        Previously filed on August 1, 2024 as an exhibit to the Schedule TO.